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                            August 26, 2022

       Daniel Bachus
       Chief Financial Officer
       Grand Canyon Education, Inc.
       2600 W. Camelback Road
       Phoenix AZ 85017

                                                        Re: Grand Canyon
Education, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Form 8-K Furnished
August 4, 2022
                                                            File No. 001-34211

       Dear Mr. Bachus:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Furnished August 4, 2022

       Exhibit 99.1
       2022 Outlook, page 7

   1. Please present with equal or greater prominence the respective comparable outlook GAAP measures to the
apparent non-GAAP measures "as adjusted operating margin" and "as adjusted diluted EPS,"
with reconciliations between the GAAP and non-GAAP measures
                                                        as appropriate. In
regards to "as adjusted diluted EPS," it appears you need to present the non-GAAP basis for
the measure, the comparable GAAP measure to the non-GAAP
                                                        basis and
reconciliation between these two measures. Refer to Item 10(e)(1)(i)(A) and (B)
                                                        of Regulation S-K and
Question 102.10 of the staff's "Non-GAAP Financial Measures"
                                                        Compliance and
Disclosure Interpretations.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Daniel Bachus
Grand Canyon Education, Inc.
August 26, 2022
Page 2

absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameDaniel Bachus                         Sincerely,
Comapany NameGrand Canyon Education, Inc.
                                                        Division of Corporation
Finance
August 26, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName